April 2, 2020

Richard Stewart
Chief Executive Officer
Achieve Life Sciences, Inc.
1040 West Georgia, Suite 1030
Vancouver, British Columbia, V6E 4H1

       Re: Achieve Life Sciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 30, 2020
           File No. 033-80623

Dear Mr. Stewart:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Chelsea Anderson, Esq.